                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   8  )*
                                            ------

                                MHI Group, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.40 Per Share

                    ---------------------------------------
                         (Title of Class of Securities)


                                   0006073860
                                   ----------
                                 (CUSIP Number)


Mr. George A. Kellner                     Meredith M. Brown
MH Associates                             Debevoise & Plimpton
900 Third Avenue, 10th Floor              875 Third Avenu
New York, NY  10022                       New York, NY 10022
(212) 350-0200                            (212) 909-6528
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 9, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006073860

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1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MH Associates
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a) ___
                                               (b) ___
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUND  AF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
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NUMBER OF              7.  SOLE VOTING POWER
   SHARES              ---------------------------------------------------------
BENEFICIALLY           8.  SHARED VOTING POWER
OWNED BY EACH          ---------------------------------------------------------
  REPORTING            9.  SOLE DISPOSITIVE POWER
   PERSON              ---------------------------------------------------------
   WITH               10.  SHARED DISPOSITIVE POWER
                      ----------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                            486,352
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            7.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

                            PN

     MH Associates, a New York general partnership, by this eighth amendment to its Schedule 13D, filed with the Securities and Exchange Commission on June 16, 1986 and amended on June 4, 1987, September 1, 1987, February 19, 1988, May 19, 1988, November 11, 1988, October 31, 1990 and October 9, 1992 with respect to the Common Stock, par value $.40 (the "Common Stock"), of MHI Group, Inc. (the "Company"), formerly named Mobile Home Industries, Inc., amends and restates its
Schedule 13D previously filed and supplements Items 4 and 6 thereof by the addition of the two final paragraphs in Item 4 and the final paragraph of Item 6 and amends Item 7 thereof by adding the description of Exhibit 13 after the description of Exhibit 12.

Item 1.  Security and Issue.
         ------------------

     This statement relates to the Common Stock of the Company underlying the option to purchase shares of Common Stock described in Item 6 hereof (the "Option"). The address of the principal executive offices of the Company is 2032-D Thomasville Road, Tallahassee, Florida 32312.

Item 2.  Identity and Background.
         -----------------------
     (a) The name of the person filing this statement is MH Associates, a New York general partnership.

     (b) The principal executive office of MH Associ ates is located at 900 Third Avenue, New York, New York 10022.

     (c) MH Associates is a private investment vehicle formed for the purpose of holding the investment in the Company's securities of certain of the general partners and affiliates of Kellner, DiLeo & Co. ("Kellner, DiLeo"). Kellner, DiLeo is a New York limited partnership engaged primarily in risk arbitrage transactions and related trading in options and securities as a member firm of the New York Stock Exchange and other leading securities exchanges.

     (d) Annex 1 attached to this statement sets forth the name, business address, and present principal occupation or employment of each general partner of MH Associates.

     (e) Neither MH Associates nor (to the best of MH Associates' knowledge) any partner of MH Associates has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding liability with respect to such laws.

     (f) MH Associates is a New York general partner ship. All of its partners are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The aggregate purchase price of the Option was $475,000 of which MH Associates paid $308,700 and paid the remainder upon receipt of stockholder approval of the Option. The cash portion of such purchase price was obtained through capital contributions by the partners of MH Associates.

     If the Option is exercised, MH Associates expects that it would obtain the required funds from a combination of capital contributions from its partners and margin bor rowings secured by the purchased shares.

     On September 1, 1987, MH Associates acquired $800,000 aggregate principal amount of the Company's 4% Convertible Subordinated Notes (the "Subordinated Notes") and 19,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock"), which Subordinated Notes and shares of Series D Preferred Stock are convertible into an aggregate of 1,900,000 shares of Common Stock (subject to certain anti-dilution adjustments). The Subordinated Notes and shares of Series D Preferred Stock were issued to MH Associates in consideration of its release of certain secured and unsecured loans and advances theretofore made to the Company by MH Associates, as more fully described under Item 4 below, which loans and advances were funded by cash contributions to the capital of MH Associates theretofore made by its partners.

Item 4.  Purpose of Transaction.
         ----------------------

     MH Associates' purpose in purchasing the Option from KD Equities was to hold the Option in an investment vehicle separate from KD Equities. KD Equities, the seller of the Option, is also a New York general partnership, which serves as a private equity investment vehicle for the general partners of Kellner, DiLeo. All of the partners of MH Associates are (or were) partners or employees of Kellner, DiLeo or KD Equities or both.

     Pursuant to a letter agreement between KD Equities and the Company, dated April 22, 1986 and attached hereto as Exhibit 1 (the "Engagement Letter"), KD Equities was retained by the Company to advise it in connection with a possible acquisition transaction (the "Acquisition") and the Company agreed, among other things, to grant the Option to KD Equities. If the Acquisition is completed, KD Equities or an affiliate would receive, subject to the approval of the Company's stockholders, an additional 15% of the outstanding shares of the Common Stock, on a fully diluted basis. KD Equities has assigned the right to receive such shares to MH Associates, pursuant to the Letter Agreement referred to below.

     Pursuant to the Engagement Letter, KD Equities had the right to select two persons for election to the Company's Board of Directors for as long as KD Equities or its affiliates continue to hold, or hold the right to acquire, 10% or more of the Company's outstanding Common Stock on a fully diluted basis.

     At a meeting of the Company's Board of Directors held on June 6, 1986, George A. Kellner and Roger E. Alcaly, managing and general partners, respectively, of Kellner, DiLeo and KD Equities, were appointed to fill newly-created seats on the Company's Board of Directors. Messrs. Kellner and Alcaly together with Marion H. Antonini, a general partner of KD Equities, have been nominated and will stand for election to the Company's Board of Directors at the Company's next Annual Meeting.

     Pursuant to a letter agreement between KD Equities and MH Associates, dated as of June 6, 1986 and attached hereto as Exhibit 4 (the "Letter Agreement"), KD Equities assigned to MH Associates its right to receive Common Stock, pursuant to the Option and the Engagement Letter. Pursuant to the Letter Agreement, MH Associates reimbursed KD Equities for $308,708 previously paid by KD Equities in respect of the Option, and assumed KD Equities' obligation to pay an additional $166,292 upon receipt of stockholder approval of the Option.

     MH Associates intends to continuously review its position in the Company, and may, depending on its evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease or dispose of its position in the Company. In making any such determination, MH Associates will also take into consideration other business opportunities available to it, developments with respect to its business, general economic conditions and money and stock market conditions.

     Except as set forth herein, MH Associates and its affiliates have no plans or proposals which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, a sale of a material amount of the assets of the Company or any of its subsidiaries, a material change in the Company's capitalization or dividend policy, or any other material changes in the Company's business or corporate structure.

     MH Associates had made certain advances to the Company for working capital purposes and, in connection with the proposed acquisition by the Company of Star of David Memorial Gardens Cemetery and Funeral Chapel (through the Company's subsidiary, Funeral Services Acquisition Group), had loaned the Company $1,000,000 and had committed to make further advances to the Company in amounts sufficient to effect the closing of such acquisition. In order to facilitate the closing of such acquisition on terms and conditions satisfactory to the Company's lending bank (which acquisition was consummated on September 1, 1987), MH Associates agreed to subordinate the Company's obligation to repay such loans and advances to its obligation to repay the amounts to be loaned by such bank in consideration of the issuance by the Company to MH Associates of the Subordinated Notes and shares of Series D Preferred Stock.
See Item 6 as to the terms of the 1987 Letter Agreement, including the possible sale by MH Associates of its securities in the Company under certain circumstances.

     MH Associates sent to the Company a letter dated November 7, 1988 as to the election or appointment of four persons nominated by MH Associates to the Company's board of directors. A copy of the letter is filed as Exhibit 9 and is incorporated herein by reference. MH Associates, as sole shareholder of the Company's Series D Preferred Stock, delivered to the Company a written consent to the election of Messrs. George A. Kellner and Robert T. Mathis as directors, pursuant to provisions in the Certificate of Designation of Rights and Preferences with respect to such stock entitling its holders to cause the election of two directors if dividends on the Series D Preferred Stock of the Company were in arrears for more than two quarterly periods. In addition, pursuant to the 1987 Letter Agreement, MH Associates requested the Company to appoint Messrs. Marion
H. Antonini and Joseph S. Dresner to the board of directors of the Company pending the next meeting of the Company's stockholders.

     On October 26, 1990, the Company and MH Associates entered into two agreements. Pursuant to the Securities Exchange and Note Agreement (the "Note Agreement"), the Company and MH Associates have agreed to exchange 10,000 shares of Series D Convertible Preferred Stock of the Company (the "Preferred Stock") and $1,100,000 face amount of 4% Subordinated Notes of the Company due September 1, 1992 (the "4% Notes") each held by MH Associates for $2,100,000 in face amount of 10% Subordinated Notes of the Company with a final maturity of December 31, 1996 ("New Notes"). A form of a New Note is attached as Exhibit A to the Note Agreement. The Closing under the Note Agreement occurred on October 26, 1990. The description of the Note Agreement contained herein is qualified in its entirety by reference to the Note Agreement, a copy of which, together with a form of a New Note, is attached as Exhibit 10, which is incorporated herein by reference.

     In addition, the Note Agreement provides that the Letter Agreement, dated August 31, 1987, between the Company and MH Associates (the "August 31 Agreement") is amended, effective at the next meeting of the board of directors of the Company (the "Board"), to provide that the Board agrees to nominate and recommend for election to the Board by its stockholders and by appointment pending the next meeting of the Company's stockholders (subject to the fiduciary duties of the Board under applicable law) one person designated by the holders of a majority of the New Notes.

     Previously, the August 31 Agreement had provided for a minimum of two directors to be nominated and recommended by the Board designated by the holders of a majority of the aggregate value of the Preferred Stock and the 4% Notes. One of those directors, Marion H. Antonini, resigned from the Board on September 1, 1990 and has not been replaced. In implementing of this change, and as a result of the exchange of the Preferred Stock (which Preferred Stock had provided the holders thereof with a special right to vote as a class for two directors of the Company when dividends on the Preferred Stock were in arrears an aggregate amount equal to two full quarterly dividends), directors selected by MH Associates, Messrs. George A. Kellner, Joseph S. Dresner and William T. Warburton, either, in the case of Messrs. Kellner and Warburton, resigned as directors of the

Company effective at the Closing under the Note Agreement, or, in the case of Mr. Dresner, resigned as a director effective at the next meeting of the Board. At that time, Mr. Kellner rejoined the Board as the director appointed pursuant to the August 31 Agreement.

     Pursuant to the Option Amendment Agreement (the "Amendment Agreement"), the Company and MH Associates have agreed to change certain of the terms of a Stock Option Agreement, dated as of April 22, 1986 (the "Option Agreement") which provided MH Associates with options to purchase 1,900,000 shares of Common Stock at any time prior to April 22, 1991 at an option price of $1.46 per share in cash (the "Option"). As amended pursuant to the Amendment Agreement, the Option was extended until April 22, 1996 and the Exercise Price of the Option was changed to $.5625 per share in cash. In addition, certain antidilution provisions were added to protect the holder of the Option from dilution resulting from certain corporate transactions. The description of the Amendment Agreement contained herein is qualified in its entirety by reference to the Amendment Agreement, a copy of which is attached as Exhibit 11, which is incorporated herein by reference.

     On August 9, 1995, Loewen Group International, Inc., a Delaware corporation ("Loewen") and MH Associates entered into a Warrant Option Agreement (the "Warrant Option

Agreement"), pursuant to which MH Associates agreed to grant Loewen an option, exercisable under certain circumstances, to purchase MH Associates' option to purchase shares of the Company (the "Warrant") as provided in a Stock Option Agreement, dated as of April 22, 1986, as amended (the "Option Agreement"), between MH Associates and the Company. Loewen may exercise its rights under the Warrant Option Agreement at any time after the expiration or termination of its tender offer (the "Offer") made pursuant to an Agreement and Plan of Merger, dated August 9, 1995 (the "Merger Agreement"), among the Company, Loewen and a subsidiary of Loewen, and until to October 31, 1995 (or 60 days after such date if Loewen exercises its right to extend the exercisability of its rights under the Warrant Option Agreement and makes the payment (the "Extended Option Payment") to MH Associates provided in such agreement). Loewen's right to purchase the Warrant under the Warrant Option Agreement shall terminate if the Offer is not commenced by August 15, 1995. Pursuant to the Warrant Option Agreement, Loewen must purchase the Warrant from MH Associates if any shares are accepted for payment under the Offer.

     The purchase price for the Warrant shall be equal to (i) 486,352 times the
                                                           -
greater of the per share price offered or to be offered for Common Stock in the Offer (as such amount may be increased in the Offer) and the highest price per share of Common Stock paid at any time by Loewen (or any of its affiliates) in any transaction other than the Offer, in each case as of the date of exercise, subject to the following sentence, minus (ii) the sum of the
                                                       --
aggregate exercise price of the Warrant and the amount of the Extended Option Payment, if any. If, within one year following the exercise of the option provided in the Warrant Option Agreement, the per share prices described in clause (i) are increased, within five business days thereafter Loewen shall pay
        -
to MH Associates an amount equal to the difference between the amount or amounts previously paid to MH Associates and the Option Purchase Price as recomputed based upon such increased price or prices. In addition, MH Associates shall be entitled to 50% of the "Profits" (as defined in the Warrant Option Agreement) realized by Loewen in any sale of the Warrant or the shares of Common Stock issuable upon exercise of the Warrant.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The Option initially covered 1,900,000 shares of Common Stock, representing approximately 28.5% of the shares the Company believed to be outstanding as of June 6, 1986. MH Associates may be deemed to be the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.
The Option was immediately exercis-
able for 1,234,832 shares, representing 18.5% of the shares believed to be outstanding as of June 6, 1986, and was exercisable for the remaining shares after the approval of the Company's stockholders.

     MH Associates at present has no voting rights with respect to the shares underlying the Option. MH Associates will have sole voting and disposition power with respect to any shares acquired through the exercise of the Option.

     Except as set forth in this Schedule 13D and in the Schedule 13D of KD Equities filed on May 5, 1986, neither MH Associates nor (to be the best of MH Associates' knowledge) any partner of MH Associates beneficially owns any Common Stock or has effected any transaction in the Common Stock during the sixty days prior to the initial filing of this Schedule 13D.

     The initial issuance of the Series D Preferred Stock and the Subordinated Notes were convertible into an aggregate of 1,900,000 shares of Common Stock, and, following a Mandatory Prepayment described in the Note and Stock Purchase Agreement, dated August 31, 1987, between MH Associates and the Company (the "Purchase Agreement"), the remaining outstanding Subordinated Notes and shares of Series D Preferred Stock were convertible into 1,900,000 shares of Common Stock, notwithstanding the Mandatory Prepayment. The following description of the Purchase Agree-ment is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 5, which is incorporated herein by reference. Each share of Series D Preferred Stock was initially convertible into 70 shares of Common Stock, and each $1,000 principal amount of Subordinated Notes was initially convertible into 712.5 shares of Common Stock. Promptly following the Mandatory Prepayment, the Company would adjust the number of shares of Common Stock into which each $1,000 principal face amount of Subordinated Notes and shares of Series D Preferred Stock shall be convertible, such that the aggregate number of shares of Common Stock into which the Subordinated Notes and Series D Preferred Stock are convertible would remain equal to 1,900,000. MH Associates may have been deemed to be the beneficial owner of such underlying shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     In addition to the 1,900,000 shares referred to above, MH Associates had the right to acquire 1,900,000 shares of Common Stock pursuant to the Option. (Due to adjustments pursuant to the Option, the Option is now exercisable for 486,352 shares of Common Stock.) Accordingly, MH Associates may have been deemed to be the beneficial owner of 3,800,000 shares of Common Stock, or 28.2% of the total of (a) the 9,685,016 shares outstanding as of September 9, 1987 (based on information furnished to MH Associates by the Company) and (b) such 3,800,000 shares.

     Pursuant to the terms of the Preferred Stock and the 4% Notes, MH Associates had the right to convert such securities into 1,900,000 shares of Common Stock. On October 26, 1990, pursuant to the Note Agreement, MH Associates exchanged all of the Preferred Stock and 4% Notes for the New Notes. As a result, MH Associates may be deemed to be the beneficial owner of only the shares of Common Stock subject to the Option, as amended by the Amendment Agree-ment.

Item 6.  Contracts, Arrangements, Under-
         -------------------------------
         standings or Relationships with
         -------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

     On April 24, 1986, KD Equities and the Company entered into the Engagement Letter and, pursuant thereto, a Stock Option Agreement, dated as of April 22, 1986 (the "Stock Option Agreement"), copies of which are attached hereto as Exhibits 1 and 3, respectively, and which are incorporated herein by reference. As stated above in response to Item 4, the Engagement Letter provided for the retention of KD Equities to advise the Company in connection with the Acquisition, the election of two persons selected by KD Equities to the Company's Board of Directors, the grant of the Option to KD Equities and, if the Acquisition is consummated, the issuance to KD Equities or its affiliate, subject to the approval of the Company's stockholders, of an additional 15% of the Common Stock, on a fully diluted basis.

     The Engagement Letter further provided that the Company will reimburse KD Equities for certain expenses, and indemnify KD Equities against certain liabilities, in connection with KD Equities' services under the Engagement Letter.

     On June 6, 1986, KD Equities and the Company entered into an amendment of the Engagement Letter, attached hereto as Exhibit 2, providing that KD Equities will advance fees and deposits of up to $350,000 payable prior to the Closing of the proposed Acquisition, subject to reimbursement by the Company with interest at the prime rate only upon consummation of the Acquisition or at such other time as the Board of Directors deems the Company's cash position adequate to make such payments, after funding of outstanding claims in normal operating expenses.

     The Company entered into a letter agreement (the "DBL Letter"), dated May 30, 1986, with the investment banking firm of Drexel Burnham Lambert Incorporated ("DBL"), pursuant to which DBL had agreed to render advice regarding the structure of the proposed Acquisition and to assist the Company in obtaining financing for the Acquisition. On

June 3, 1986, DBL delivered to the Company and KD Equities a letter to the effect that it is highly confident of its ability to raise the proposed financing through the sale of subordinated debt securities of the Company, subject to the conditions thereof. In addition to certain fees payable in cash, upon consummation of the Acquisition (provided that DBL has obtained the financing commitments from third parties described in the DBL Letter), DBL and its institutional investors would receive the right to purchase, on terms consistent with the preservation of the Company's net operating loss carry-forward to be agreed by DBL and the Company, up to 15% of the fully-diluted common equity of the Company prior to such purchase based upon the closing market price of the Common Stock on the New York Stock Exchange on May 30, 1986. KD Equities guaranteed the obligations of the Company under the DBL Letter.

     The Stock Option Agreement initially granted to KD Equities a five-year option to purchase up to 1,900,000 shares of the Common Stock at $1.46 per share, which was the average closing price of the Common Stock for the 30-day period ended on April 17, 1986. The Option was immediately exercisable for 1,234,832 shares of the Common Stock, and became exercisable for the remaining shares upon the approval of the Company's stockholders. Pursuant to the Letter Agreement between KD Equities and MH Associates, the

Stock Option Agreement was assigned by KD Equities to MH Associates.

     The initial purchase price of the Option was $.25 per share, which was not credited against the Option's exercise price. Pursuant to the Letter Agreement, MH Associates paid $308,708 to KD Equities. The remainder of the Option purchase price was paid by MH Associates to the Company when approval by the Company's stockholders was obtained.

     On August 31, 1987, MH Associates and the Company entered into a letter agreement, dated as of August 31, 1987 (the "1987 Letter Agreement"). The following description of the 1987 Letter Agreement is qualified in its entirety by reference to the 1987 Letter Agreement, which is attached as Exhibit 6, which is incorporated herein by reference. The 1987 Letter Agreement provided that on November 1, 1987, the Company would exchange the outstanding Subordinated Notes and Series D Preferred Stock for new or amended subordinated notes and preferred stock (the "New Securities") of identical aggregate principal amount and liquidation value (the "Aggregate Value") and blended average rate of return, and having the same terms and conditions as the Subordinated Notes and Preferred Stock, provided that the aggregate liquidation value of such new preferred stock
       --------
would be no more than $1,000,000 and the aggregate principal amount of such new subordinated notes would be no less than the

Aggregate Value less $1,000,000, the interest rate applicable to such new subordinated notes will be the rate yielding a 4% blended average rate of return on the Aggregate Value assuming a dividend rate of $4 per $100 of liquidation value with respect to such new preferred stock and the New Securities would be otherwise subject to and in full compliance with the terms and conditions of the Revolving Credit Agreement dated as of August 28, 1987, as amended, between the Company and the First National Bank of Boston. The New Securities were convertible into 1,900,000 shares of Common Stock.

     The 1987 Letter Agreement further provided that the Company will nominate and recommend for election to its Board of Directors by stockholders and by appointment pending the next special meeting of the Company's stockholders two persons (or if the size of the Board of Directors shall be increased to 6, 7 or 8 members, not including such holders' nominees, three persons) nominated for election or appointment by the holders of a majority in Aggregate Value of the Subordinated Notes and Series D Preferred Stock or the New Securities, as the case may be.

     MH Associates at present has no voting rights with respect to any shares of Common Stock. MH Associates will have sole voting and dispositive power with respect to any shares of Common Stock acquired through the exercise of the

Option or convertible pursuant to such Purchase Agreement, subject to the Warrant Option Agreement.

     MH Associates had voting rights with respect to the shares of Series D Preferred Stock. Whenever accrued dividends payable on the shares of Series D Preferred Stock are in default in an aggregate amount equal to two full quarterly dividends, the number of directors constituting the Board of Directors of the Company will be increased by two, and the holders of Series D Preferred Stock, voting as a class, will have the right to elect two directors of the Company to fill such newly created directorships. The right of the holders of Series D Preferred Stock to vote for the election of such members of the Board of Directors will continue until such time as all dividends accrued and unpaid on Series D Preferred Stock is paid or declared and a sum sufficient for the payment therefor set apart, at which time the right so to vote separately as a class for the election of directors will terminate.

     Pursuant to the 1987 Letter Agreement, if prior to November 1, 1987, the Company presents to MH Associates a purchaser of the Subordinated Notes, Series D Preferred Stock for their Aggregate Value, plus accrued but unpaid interest and dividends, and the Option, then MH Associates will (unless MH Associates sells such securities to an unaffiliated third party at a higher price), sell all of the

Subordinated Notes, Series D Preferred Stock and the Option to such purchaser.

     On February 19, 1988, MH Associates and the Company entered into a letter agreement, pursuant to which the Company issued $900,000 principal amount of its Subordinated Notes in exchange for 9,000 shares of Series D Preferred Stock held by MH Associates. The exchange was made pursuant to the 1987 Letter Agreement entered into at the time of the initial issuance of such securities and did not affect the aggregate amount of Common Stock into which such securities were convertible. The terms of such securities were amended so that they continued to be convertible, in the aggregate, into 1,900,000 shares of Common Stock. As a result of the exchange, MH Associates held $1,100,000 principal amount of the Subordinated Notes which were convertible into 1,000,000 shares of Common Stock and 10,000 shares of Series D Preferred Stock which were con vertible into 900,000 shares of Common Stock.

     MH Associates acquired the Option, Subordinated Notes and Series D Preferred Stock (collectively, the "Securities") of the Company as an investment. As of May 19, 1988, MH Associates was investigating the possibility of selling the Securities and will take such action as may be in its best interests to maximize the value of such investment. Without limiting the generality of the foregoing, MH

Associates planned to seek offers to purchase the Securities as a block in a private sale. Any such sale of the Securities is subject to a right of first refusal in favor of the Company under a letter agreement, a copy of which is filed as Exhibit 8 and is incorporated herein by reference. MH Associates did not intend to sell the Securities unless the purchase also offers to purchase 240,000 shares of Common Stock of the Company privately placed by the Company in March of 1987.

     On October 26, 1990, the Company and MH Associates executed the Note Agreement, the New Notes and the Amendment Agreement each described more fully in Item 4, above.

     On October 9, 1992, the Company and MH Associates executed an amendment (the "Amendment") to the Note Agreement. The Amendment provides that Heller Financial, Inc. will replace The First National Bank of Boston as the provider of Senior Indebtedness (as defined in the Note Agreement) to the Company. The description of the Amendment contained herein is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 12, which is incorporated herein by reference.

     On August 9, 1995, Loewen and MH Associates executed the Warrant Option Agreement described more fully in Item 4, above.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1  -  Engagement Letter, dated as of April 22, 1986, between Mobile Home
              Industries, Inc. and KD Equities.

Exhibit 2  -  Amendment to Engagement Letter, dated as of June 6, 1986, between
              Mobile Home Industries, Inc. and KD Equities.

Exhibit 3  -  Stock Option Agreement, dated as of April 22, 1986 between Mobile
              Home Industries, Inc. and KD Equities.

Exhibit 4  -  Letter Agreement, dated as of June 6, 1986, between KD Equities and MH Associates.

Exhibit 5  -  Note and Stock Purchase Agreement, dated as of August 31, 1987, between MH Associates and the Company.

Exhibit 6  -  Letter Agreement, dated as of August 31, 1987, between MH
              Associates and the Company.

Exhibit 7  -  Letter Agreement, dated February 19, 1988, between MH Associates and the Company.

Exhibit 8  -  Letter Agreement, dated August 3, 1988, among MH Associates, KD
              Associates and the Company.

Exhibit 9  -  Letter, dated November 7, 1988, from MH Associates to the Company.

Exhibit 10 -  Securities Exchange and Note Agreement, dated October 26, 1990, between the Company and MH Associates.

Exhibit 11 -  Option Amendment Agreement, dated October 26, 1990, between the
              Company and MH Associates.

Exhibit 12 -  Amendment, dated October 9, 1992, to the Securities Exchange and
              Note Agreement, dated October 26, 1990, between the Company and MH Associates.

Exhibit 13 Warrant Option Agreement, dated as of August 9, 1995, between Loewen Group International, Inc. and MH Associates.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1995

                                             MH Associates



                                             By:  /s/George A. Kellner
                                                ----------------------
                                                A General Partner

                                    Annex 1

                       GENERAL PARTNERS OF MH ASSOCIATES

     The names of each of the general partners of MH Associates, as of June 16, 1986, are set forth below. The then present principal occupation of each such person, other than Mr. Critchell, Mr. Dinan, Ms. Broms and Ms. Rosen were as a general partner of Kellner, DiLeo. Mr. Critchell's then present principal occupation was as general partner of KD Equities. Mr. Dinan, Ms. Broms and Ms. Rosen were employees of Kellner, DiLeo. Messrs. Kellner and DiLeo are managing partners of Kellner, DiLeo. Each such person, other than Mr. Dinan, Ms. Broms and Ms. Rosen, as of June 16, 1986, was also a general partner of KD Equities. The business address of each such person is 900 Third Avenue, New York, New York 10022.

     Name
     ----

Roger E. Alcaly
Walter J. Aspenleiter
Robert H. Barnes
Liina Broms
Robert S. Critchell
Philip F. DiLeo
James G. Dinan
Jane W. Dresner
Angelo Godio
Michael S. Gudyka
George A. Kellner
Barry P. Newburger
John S. Noonan
Theordore Pugliese
Allison Rosen

Eugene Santoro
Walter D. Serafin
Jeffrey E. Schwarz
Lawrence J. Sconzo, Jr.

                                 Page 29 of 29